EXHIBIT 99.1

Volvo Penta's Inboard Performance System wins 2005 Volvo Technology Award

GOTEBORG, Sweden, April 11, 2005 (PRIMEZONE) -- Volvo Penta's Inboard Performance System (IPS), a revolutionary new drive system for boats, has been presented the 2005 Volvo Technology Award. The award is worth a total of SEK 200,000 and goes to the group of Volvo Penta and Volvo Powertrain engineers responsible for developing the IPS drive system. The IPS innovation is the largest breakthrough for the company since the Aquamatic stern-drive system was launched in 1959.

The award will be handed out by Volvos CEO Leif Johansson in connection with the Annual General Meeting of AB Volvo on April 12. Volvo Penta's new Inboard Performance System makes boats faster, stronger, quieter, cleaner and as easy to maneuver as a normal passenger car. It also creates more room onboard for living, for example. In simplified terms, the new system features propellers that are turned in the direction in which the boat is traveling. Volvo Penta has placed pull and counter-rotating propellers through the bottom of the hull, which provides the boat with significantly improved performance, compared with traditional shaft installations.

The group of engineers that has now been presented with the 2005 Volvo Technology Award for developing the new system consists of Lennart Arvidsson, Staffan Mansson, Benny Hedlund and Kare Jonsson, all from Volvo Penta, and Oddbjorn Hallenstvedt and Jukka Tuuliainen from Volvo Powertrain. The six winners will share the SEK 200,000 prize.

Forward-facing propellers are in fact entirely logical; it's just that no one has taken this approach before in the leisure boat industry. Because the propellers are mounted at the forward end of the propulsion unit, they can function in undisturbed water and achieve maximum efficiency. The propeller backwash is absolutely parallel with the bottom of the boat, so that all the power developed drives the boat forward. Efficiency is further enhanced by the twin-prop technology with counter-rotating propellers, since rotation losses are canceled out.

The low-speed maneuverability of boats with conventional straight shafts is severely restricted because the rudder can only control part of the propeller wash -- most of the power drives the boat forward in a straight line. With its steerable drive units, the Volvo Penta IP system offers a completely different handling performance. When the drive unit is turned, the whole of the propeller wash, and all power, is turned in the desired direction. The boat is easy and fast-turning, even at low speeds. It is also very simple to maneuver, both forward and in reverse.

With its IPS control system, Volvo Penta is the first company in the world to provide end consumers with ``fly-by-wire" technology -- and is even ahead of the automotive industry in this regard. At high speeds the focus is on driving pleasure. The boat maintains a highly stable course, but responds quickly to the driver's commands and has a very tight turning circle. Handling is easier and more predictable enabling the driver to maintain better control over the ride.

According to Volvo Penta's own calculations, the new system provides the following improvements compared with boats that are equipped with inboard engines and straight shafts. The IP system is up to:

-- 20% faster

-- 30% more fuel-efficient

-- has 15% greater acceleration . 50% lower noise and vibration levels, and is

-- 75% faster to install in boatyards

Moreover, the IP system means that:

-- Exhaust noise is completely eliminated . Handling is dramatically easier, and

-- The compact construction provides more space onboard for living quarters.

The Volvo Penta IPS is the biggest news to emerge from the highly active and successful Volvo Penta unit since the introduction of its market-leading Aquamatic stern-drive system in 1959. Several of the world's foremost builders of leisure boats took part in the development of IPS, which since being launched in January 2005 has become a major success among customers.

The Volvo Technology Award was established in 1988 to mark outstanding technical advances that will contribute to Volvo's high-tech image and further the Group's technological expertise in the future.

April 11, 2005

For further information, please contact Lars-Erik Larsson, +46 31 66 65 50

 For presentation of the IPS please go to:
 http://www.volvo.com/volvopenta/global/en-gb

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the U.S.

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